Ratio of Earnings to Fixed Charges and Preferred Dividends

	Three months ended
	March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
(Loss) income before taxes	(559)	2,965	(1,430)	23,086	43,123	46,152	42,836
Int on Deposits	6,294	8,329	30,389	39,809	57,311	42,707	21,690
Int on Borrowings and Long-term Debt	4,458	6,123	20,825	35,849	48,737	55,838	40,006
Int Exp embedded in rental Expense on long-term leases	463	464	1,872	1,600	1,420	733	684
Preferred Stock Dividends	954	645	3,789	--	--	--	--
Total Fixed charges, including int on deposits	12,169	15,561	56,875	77,258	107,468	99,278	62,380
Total fixed charges, excluding int on deposits	5,875	7,232	26,486	37,449	50,157	56,571	40,690

Ratio of Earnings to Fixed Charges and Preferred Dividends

Excluding interest on deposits	0.88	1.15	0.91	1.30	1.40	1.46	1.69

Including interest on deposits	0.74	1.32	0.80	1.62	1.86	1.82	2.05